Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Opportunity Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Opportunity Funds
(comprising, respectively, Dreyfus Natural Resources Fund and Dreyfus Strategic Beta Emerging Markets Equity Fund)
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2018. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2018, and with respect to agreement of security purchases and sales, for the period from May 31, 2018
(the date of our last examination) through June 30, 2018:

Count and inspection of all securities located in the vault of The Bank of New York Mellon in Jersey City, without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

Reconciliation of all such securities to the books and records of the Company and the Custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon's records; and

Agreement of 5 security purchases and 5 security sales or maturities, since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Opportunity Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2018 with respect to securities reflected in the investment account of theCompany is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Opportunity Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
September 26, 2018



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

September 26, 2018

We, as members of management of
Dreyfus Opportunity Funds
(comprising, respectively, Dreyfus Natural Resources Fund and
Dreyfus Strategic Beta Emerging Markets Equity Fund)
(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2018, and from May 31, 2018
(date of last examination)
through June 30, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of June 30, 2018 and from May 31, 2018 (date of last examination) through June 30, 2018 with respect to securities reflected in the investment account of the Company.

Dreyfus Opportunity Funds



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation